

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Mr. T. Michael Miller
President and Chief Executive Officer
OneBeacon Insurance Group, Ltd.
601 Carlson Parkway
Minnetonka, Minnesota 55305

> **Re: OneBeacon Insurance Group, Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **File No. 001-33128**

Dear Mr. Miller:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7, Income Taxes, page F-47

1. You disclose that substantially all of your net written premiums are derived from business produced in the United States and that the majority of your worldwide operations are taxed in the United States. However, you also disclose that the non-U.S. component of your pretax income was $77.3 million in 2010, $81.4 million in 2009 and $82.3 million in 2008, which appears to be subject to little or no tax. Please provide us revised disclosure to be included in future periodic filings that discusses the business activities related to your non-U.S. income, the foreign

domiciles where your non-U.S. income was recognized for tax purposes, and the effective tax rate from domestic and foreign operations for each year presented.

2. Please provide us revised disclosure to be included in future periodic filings regarding you analysis of income tax expense in MD&A to explain and quantify each factor, impacting U.S and non-U.S. income, which decreased the effective income tax rate from 24.7% in 2009 to 6.7% in 2010.

Note 17. Commitments and Contingencies
Legal Contingencies, page F-79

3. You assert that none of the litigation/arbitration, routinely encountered in your claims activity, is expected to have a material adverse effect on your financial condition and/or cash flows. Please tell us how this disclosure meets the requirements in ASC 450-20-50 (paragraphs 50-3 through 50-8).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant